UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2022

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 7, 2022, Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (the “Company”) issued a press release announcing that the Company has withdrawn its registration statement on Form F-1 following a recent court order in Canada obtained by a dissident group of concerned shareholders. A copy of that press release is attached as Exhibit 99.1 hereto.

On October 4, 2022, the Company issued a press release announcing that the Company hosted LG Energy Solution as part of collaboration to create a lithium hydroxide processing plant. A copy of that press release is attached as Exhibit 99.2 hereto.

Exhibit No.	Description

99.1	Press Release titled “Snow Lake Lithium Provides Update on Recent Operational Developments” dated October 7, 2022
99.2	Press Release titled “Snow Lake Lithium Hosts LG Energy Solution as Part of Collaboration to Create a Lithium Hydroxide Processing Plant” dated October 4, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2022	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director

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